UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Brainstorm Cell Therapeutics Inc.
________________________________________________
(Name of Issuer)

Common Stock, par value $.00005 per share
________________________________________________
(Title of Class of Securities)

10501E 10 2
________________________________________________
(CUSIP Number)

Chaim Lebovits
ACCBT Corp.
Morgan & Morgan Building
Pasea Estate, Road Town, Tortola
BVI
Tel. (212) 557-9000
________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 3, 2008
________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10501E 10 2	Schedule 13D

1	Names of reporting persons

ACCBT Corp.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

British Virgin Islands
	7	Sole Voting Power

		57,006,925
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		57,006,925
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

57,006,925
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

66.9%
14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 10501E 10 2	Schedule 13D

1	Names of reporting persons

ACC International Holdings Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

British Virgin Islands
	7	Sole Voting Power

		57,006,925
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		57,006,925
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

57,006,925
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

66.9%
14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 10501E 10 2	Schedule 13D

1	Names of reporting persons

Chaim Lebovits
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Israel, United States
	7	Sole Voting Power

		57,006,925
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		57,006,925
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

57,006,925
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

66.9%
14	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

Item 1 is amended as follows :

This Amendment No. 4 (the “Amendment”) to the Schedule 13D filed on July 12, 2007 (the “Original Filing”), as amended by Amendment No. 1 thereto filed on August 23, 2007, Amendment No. 2 thereto filed on September 17, 2007 and Amendment No. 3 thereto filed on December 4, 2007, is being filed by ACC International Holdings Ltd. (“Holdings”), ACCBT Corp. (“ACCBT”) and Chaim Lebovits (“Mr. Lebovits”, together with Holdings and ACCBT, the “Reporting Persons”) to disclose the acquisition of beneficial ownership of the following additional shares of common stock, $.00005 par value (the “Common Stock”) of Brainstorm Cell Therapeutics Inc. (the “Company” or “Brainstorm”): (i) an aggregate of 2,000,000 shares of Common Stock (the “Subscription Shares”) acquired by ACCBT pursuant to that certain Subscription Agreement, dated as of July 2, 2007 (the “Subscription Agreement”), between ACCBT and Brainstorm and (ii) 4,537,500 shares of Common Stock subject to a warrant acquired by ACCBT pursuant to the terms of the Subscription Agreement (the “Subscription Agreement Warrant”).

The Company’s principal executive offices are located at 110 East 59th Street, New York, NY 10022.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended as follows :

On April 3, 2008, ACCBT acquired the Subscription Shares and the Subscription Agreement Warrant for aggregate consideration of $363,637 (a per share purchase price equal to $0.1818). ACCBT paid all of the consideration in cash.

Item 4. Purpose of Transaction

Item 4 is amended as follows :

The purpose of the acquisition of the Subscription Shares and the Subscription Agreement Warrant is to make a long term investment to fund Brainstorm for general corporate and working capital purposes and to acquire additional shares of Brainstorm.

(a) ACCBT may acquire additional shares and warrants pursuant to the Subscription Agreement on such closing dates as are set forth in the Subscription Agreement.

(d)  ACCBT currently has the right to appoint 50.1% of the Board of Directors of the Company. ACCBT’s right to designate members of the Board of Directors of the Company will automatically terminate at such time as ACCBT holds less than 5% of the issued and outstanding shares of capital stock of the Company.

(e)   As a result of the acquisition of the Subscription Shares and the Subscription Agreement Warrant, there has been a material change in the present capitalization of the Company. If ACCBT acquires additional shares and warrants under the Subscription Agreement, there will be an additional material change in the capitalization of the Company.

Except as set forth above in response to this Item 4, the Reporting Persons do not presently have any other plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows :

(a) As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 57,006,925 shares of Common Stock of the Company. Of the 57,006,925 shares of Common Stock beneficially owned by the Reporting Persons, (i) 12,375,000 shares may be acquired at any time by ACCBT pursuant to the Subscription Agreement, (ii) 13,612,500 shares are subject to warrants that may be acquired and exercised at any time by ACCBT pursuant to the Subscription Agreement, (iii) 16,637,500 shares are subject to a warrant held by ACCBT, and (iv) 14,381,925 shares are owned directly by ACCBT.

The 57,006,925 shares of Common Stock beneficially owned by the Reporting Persons represent 66.9% of the total number of shares of Common Stock of the Company outstanding as of April 3, 2008, assuming (i) all warrants held by ACCBT had been exercised in full, and (ii) all shares of Common Stock and warrants that may be acquired by ACCBT pursuant to the Subscription Agreement had been acquired and exercised in full, in each case as of April 3, 2008.

(b) ACCBT has and will have sole voting power and sole dispositive power over the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(c) On April 3, 2008, ACCBT acquired the Subscription Shares and the Subscription Agreement Warrant for aggregate consideration of $363,637 (a per share purchase price equal to $0.1818). ACCBT paid all of the consideration in cash.  Also on April 3, 2008, ACCBT assigned its right to purchase 2,125,000 shares of Common Stock for $0.1818 per share under the Subscription Agreement to Jacob Berger.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This Schedule may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

ACC INTERNATIONAL HOLDINGS LTD.

Date: April 28, 2008	By:	/s/ Chaim Lebovits
Name/Title: Chaim Lebovits/Director

ACCBT CORP.

Date: April 28, 2008	By:	/s/ Chaim Lebovits
Name/Title: Chaim Lebovits/Director

Date: April 28, 2008	/s/ Chaim Lebovits
Chaim Lebovits